EXHIBIT 99.1

Galapagos completes transaction to transfer Jyseleca® business to Alfasigma

Mechelen, Belgium; 31 January 2024, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced the successful completion of the transaction to transfer its Jyseleca® (filgotinib) business to Alfasigma S.p.A.

As previously announced, the transfer includes the entire Jyseleca® business, including the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 Galapagos positions in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access. Michele Manto, former Chief Commercial Officer of Galapagos, also joins Alfasigma to lead the Jyseleca® business.

“I sincerely thank Michele and our dedicated teams joining Alfasigma for the key role they have played in bringing Jyseleca® to more than 20,000 patients in Europe, and I am confident they will help ensure a successful next chapter for the business alongside the Alfasigma team,” said Dr. Paul Stoffels1, CEO and Chairman of Galapagos. “Galapagos is moving forward with increased focus and resources to drive investments in our key technology platforms and strategic therapeutic areas. We will leverage this momentum to deliver value across our pipeline with the aim to bring transformational medicines to patients around the world.”

Francesco Balestrieri, CEO of Alfasigma, added: “We are excited to welcome the talented Galapagos team to Alfasigma. The acquisition of Galapagos' Jyseleca® business, including a Phase 3 clinical program, strategically strengthens our position in the pharmaceutical sector and opens new avenues for growth and innovation. We are ready to expand and harness the synergies of Alfasigma and Jyseleca®, and we look forward to working with our new colleagues to further expand our healthcare business in Europe.”

Galapagos will receive a €50 million upfront payment, potential sales-based milestone payments totaling €120 million and mid-single to mid-double-digit royalties on European sales. Galapagos will contribute up to €40 million to Alfasigma by June 2025 for Jyseleca® related development activities.

Galapagos expects to realize substantial savings ranging between €150 million and €200 million in connection with the transaction and will prioritize investments in its existing technology platforms of small molecules, CAR-T cell therapies and biologics, as well as the scale-up of its innovative decentralized CAR-T manufacturing network. In addition, Galapagos plans to invest in licensing and acquisition opportunities ranging from late preclinical to mid-stage clinical assets in its strategic therapeutic areas to drive value across its pipeline.

Van Lanschot Kempen and Morgan Stanley served as financial advisors to Galapagos, and Baker McKenzie acted as the company’s legal advisor.

About filgotinib
Filgotinib is currently approved for the treatment of moderate to severe active RA and UC by the relevant regulatory authorities in the European Union, Great Britain, and Japan. It is marketed as Jyseleca® in Europe and Japan for the treatment of adults with moderate to severe active RA who have responded inadequately or are intolerant to one or more disease modifying anti-rheumatic drugs. Filgotinib is also marketed as Jyseleca® in Europe and Japan for the treatment of adult patients with moderate to severe active ulcerative colitis (UC) who have had an inadequate response with, lost response to, or were intolerant to either conventional therapy or a biologic agent. Jyseleca® 100mg and 200mg are registered in the above-mentioned territories. The European Summary of Product Characteristics for filgotinib, which includes contraindications and special warnings and precautions, is available at www.ema.europa.eu. The Great Britain Summary of Product Characteristics for filgotinib can be found at www.medicines.org.uk/emc and the Northern Ireland Summary of Product Characteristics for filgotinib can be found at www.emcmedicines.com/en-GB/northernireland, respectively. The interview form from the Japanese Ministry of Health, Labour and Welfare is available at www.info.pmda.go.jp.

About Galapagos
We are a global biotechnology company with operations in Europe and the US dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize the most compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized, point-of-care CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

About Alfasigma
Alfasigma is one of Italy's leading pharmaceutical companies with a strong international positioning. The Group has a worldwide presence in over 100 countries where about 3000 people work in research, development, production and distribution. In Italy, Alfasigma is a leader in the prescription products market where, in addition to its strong focus on gastro-intestinal products, it is present in several primary care therapeutic areas. It is popular with the consumer public for a number of nutraceuticals & food supplements that respond to different needs, and that are well known and deeply rooted in the Italian families’ experience. Its historical headquarters is in Bologna, to which is added Milan, while the production sites are: in Italy, in Pomezia (RM), Alanno (PE), Sermoneta (LT) and Trezzano Rosa (MI) and abroad in Tortosa in Spain and in Shreveport (Louisiana) in the United States. The R&D laboratories are in Pomezia and in the Parco Scientifico Tecnologico Kilometro Rosso in Bergamo. Alfasigma's mission is to improve people's health and quality of life by offering caregivers and healthcare personnel therapeutic solutions according to the highest standards of quality and safety.

Contact
Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but not always, made through the use of words or phrases such as “will,” “expect,” “anticipate,” “may,” and any similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements related to the transaction between Galapagos and Alfasigma, including potential payments and royalties, statements related to Galapagos’ expected cost savings and efficiencies resulting from the foregoing, and statements related to Galapagos’ anticipated future research and development and business development activities. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, , the risk that Galapagos’ expected cost savings and efficiencies from the transaction will not be realized, the risk that Galapagos will not successfully achieve its anticipated future research and development and business development activities, as well as those risks and uncertainties identified in its Annual Report on Form 20-F for the year ended 31 December 2022 and its subsequent filings with the Securities and Exchange Commission. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on Galapagos management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations, unless required by law or regulation.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’.